VIA EDGAR

November 22, 2011

David R. Humphrey
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:           AMR Corporation
Form 10-Q for the Quarterly Period Ended June 30, 2011
Filed July 20, 2011
File No. 001-08400

Dear Mr. Humphrey:

This letter sets forth AMR Corporation’s (AMR or the Company) responses with respect to the staff’s comment letter dated November 15, 2011 regarding AMR’s Form 10-Q for the quarterly period ended June 30, 2011.  Both the staff’s comments and AMR’s and American’s responses have been included.

AMR Corporation Form 10-Q for the Quarterly Period Ended June 30, 2011

Item 2. Management’s Discussion and Analysis

Significant Indebtedness and Future Financing, page 19

Refer to your responses to our previous comments 1 and 2.  We note that the aircraft collateralizing the $450 million credit facility detailed in your response to our previous comment 2 appear to be those currently subject to an evaluation of their useful life.  We also note that these aircraft comprise approximately 43% of total aircraft owned.  Further, it appears from your response to our previous comment 2 that each of the listed credit facilities is either very close to the specified covenant or is currently out of compliance with the covenant and therefore incurring punitive interest charges.  As a decline in the fair market value of your aircraft and other assets, the potential requirement for you to post additional collateral for the $450 million and 2005 Spare Engine EETC facilities, and the requirement for you to pay additional interest on the $1 billion facility could impact your future liquidity and constitutes a known trend, please revise your disclosure in future filings to include the loan to value covenant for each of these facilities as well as your calculation of each covenant as of the last measurement date.  Further, please discuss the carrying values and fair market values of assets available to post as additional collateral (should it be required).

Response:

The Company confirms that the loan to value covenant for each of the facilities mentioned above, as well as the calculation of each covenant as of the last measurement date, will be disclosed in future filings.  Further, the carrying values and fair market values of assets available to post as additional collateral will be discussed, should it be required.

Further note, for the period ending September 30, 2011, the Company was in compliance with the collateral coverage tests on all three financing transactions mentioned above, including the $1 billion facility.  As described in the Company’s previous response to comment 2, the collateral requirement for the $1 billion facility is a 1.5x collateral valuation in relation to the amount of debt outstanding or, in other words, no greater than a 67%  loan-to-value (LTV) ratio.  As of the last measurement date, the LTV for the $1 billion facility was 41.7%, which is under the LTV threshold of 67% and therefore within compliance.

AMR and American acknowledge that the adequacy and accuracy of the disclosures in their filings with the Commission are the responsibility of AMR and American, respectively.  AMR and American acknowledge that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings.  AMR and American also acknowledge that staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the staff’s assistance in this process and would be pleased to discuss with you at your earliest convenience any additional comments the staff may have.

                 Very truly yours,

      /s/ Isabella D. Goren
     Isabella D. Goren
            Senior Vice President and Chief Financial Officer